AMENDMENT TO LETTER AGREEMENT REGARDING OPENFILM

This letter agreement is deemed entered into as of September 28, 2010. When and if Enerfund, LLC and/or Mike Zoi and Dmitry Kozko trade any portion of their interest in Openfilm, LLC for shares of a public company, Enerfund, LLC shall include James Caan ("Caan") in the trade of interest in Openfilm, LLC to be included in the same ratio as Enerfund's Openfilm interest, at no cost or tax liability to Caan (the "Exchange"). Any expense or liability resulting directly or indirectly from such exchange shall be borne by (and reimbursed promptly upon submission of costs) by Enerfund, LLC to Caan. Enerfund agrees it shall not enter into an agreement to buy or sell the assets or stock of the public company, Openfilm or the music entity, once formed, without notifying Caan of the transaction and including Caan, on a pro rata basis, in all equity sales, pro rata, on the same terms as Enerfund. The stock to be issued to Caan in the Exchange will be unrestricted (subject to Reg. 144 restrictions if Caan acts as a Director of the public company), of the same class, with the same voting rights, as that issued to Enerfund and Caan will have piggy-back registration rights should the public company file a registration statement before any such restriction lapses (other than restrictions related to dribble out), at no expense to Caan.

Caan's agreement to such exchange of his Openfilm interest is premised upon Mike and Dmitry's representation to Caan that they are exchanging all of their membership interest in Openfilm, LLC for shares in the public company and for no other consideration.

Caan shall be assured a place on the Board of Directors of the public company by virtue of Mike and Dmitry agreeing to vote their shares in favor of Caan as Director, if he wants to serve as a Director of the company. This agreement shall be binding for three years from the time of the Exchange, if it occurs prior to October 12, 2011. By their signatures below, the parties agree to this commitment to Caan.

Enerfund, Mike and Dmitry represent to Caan that (1) they will not directly own any interest in the music company and that the music company will operate as a subsidiary of the public company and (2) they will not receive payment on any loan to such entity unless at the time of repayment, Enerfund and Mike pay Caan 5% of the amount they will receive above and beyond the return of principal. If Enerfund or Dmitry exchange their interest in the public company for any direct interest in the music entity, whether a membership interest, stock or equity, Enerfund, Mike and Dmitry agree to and shall assign to Caan five percent (5%) of all proceeds they receive at any time from their interest in the music entity ("Assignment"), which shall be paid to Caan when they receive it or have the right to receive such proceeds, unless Caan elects to defer receipt of payment until actually received by Enerfund, Mike or Dmitry. Further, Enerfund and Dmitry represent and warrant to Caan they will pay him or cause to be paid to him, if and when received by them, in the aggregate, five percent (5%) of all dividends (other than dividends to all public company shareholders pro rata), payments, distributions, compensation, assets or proceeds of any kind ("Extraordinary Revenue") from such entity other than reasonable salary or bonuses paid for services rendered to the music entity (and in the case of Mike, approved by the Board of Directors). (The consideration that may be paid to Enerfund, Mike or Dmitry for their actual services, beyond those of a Director, to the music entity, without triggering payment pursuant to the Assignment is referred to in this agreement as "Reasonable Salary.") The Assignment shall be irrevocable, shall be deemed to be coupled with an interest, and shall survive the term of Caan's consultancy with Openfilm, but shall only be operative so long as Caan retains any interest in the public company or continues to serve as a Director of the public company described above.

Enerfund, Mike and Dmitry represent to Caan that they will not accept, receive or take any Extraordinary Revenue from the music company unless Caan is paid by Enerfund and/or Mike and Dmitry, at the same time, five percent (5%) of the gross Extraordinary Revenue received by Enerfund, Mike and Dmitry from such transaction, pro rata between them.

Enerfund, Mike and Dmitry represent to Caan so long as he is a consultant with Openfilm or the music entity, they will appoint him to the Board of Director or Advisory Board of such companies, unless he elects not to be appointed. Caan's consideration, if any, for acting as a director of the public company will be equal to but not less than the consideration paid to any other non-officer Director. If he acts as a consultant to the music company, Caan will be compensated commensurate with the services he provides.

Subject to the executory promises set forth above with respect to the public company and its expected relationship with a new music company which Enerfund plans to form, once signed, this letter agreement will be deemed an amendment to the Letter Agreement regarding Openfilm dated October 12, 2009, addressed to Caan, (collectively "Letter Agreement"), and Caan agrees that he is waiving his right to receive any anti-dilution protection after the Exchange. In the event of any conflict between the October 12, 2009 letter and this letter agreement, this letter agreement shall prevail.

Other than reasonable compensation which may be payable to Mike or Dmitry for their services to the public company, subject to prior full disclosure of the terms of such salary, neither Enerfund, Mike nor Dmitry shall be paid compensation or receive Extraordinary Revenue from the public company unless Caan is paid commensurately. If Caan is asked to perform services above and beyond the services for Openfilm in his consulting agreement or as a Director of the public company, nothing contained in this letter agreement shall be deemed to preclude Caan's opportunity to obtain reasonable compensation for such services.

This letter agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one instrument. Electronic or facsimile signatures shall be binding and effective as an original. This letter agreement shall be effective as of the date specified on the first page hereof, notwithstanding the actual date of execution of any of the counterparts hereof. Any one of such counterparts, or any true, complete and correct copy thereof, shall be sufficient for the purpose of proving the existence and terms of this letter agreement, and no party shall be required to produce an original or all of such counterparts in making such proof. Notices may also be delivered by electronic communication provided all material notices affecting significant obligations or issues may be relied upon only if confirmation of receipt is delivered by the recipient or the sender also mails by United States mail a duplicate of the electronic transmission within a day or two after the initial electronic communication.

By signature below, each party, by signing below, represents to the others that the party signing has authority to bind and commit to this agreement and the representations herein without the requirement of any further signatory or action.

ENERFUND	DMITRY KOZKO

By:
Name: Mike Zoi
Title: President

JAMES CAAN	MIKE ZOI

October 12, 2009

Mr. James Caan

c/o Bob Philpott, CPA

Philpott Bills Stoll & Meeks, LLP

16030 Ventura Boulevard

Suite 380

Encino, CA 91436

Subject:         Letter Agreement Regarding Openfilm

Dear Jimmy:

Congratulations on becoming a part of Openfilm, LLC. With your active participation, I look forward to our developing www.openfilm.com into the premier online site for independent filmmakers.

This letter confirms that during the term of the Consulting Agreement and continuing for and through 2 years after the termination of your consulting relationship that begins as of the date of this letter, if Openfilm, EnerFund, or I, using any affiliate or company, or if I invest, personally, and have a controlling interest in any business using technology or contacts deriving from the business of Openfilm as a separate business from Openfilm, I will provide you 5% of 100% of my interest in such other business with no additional investment on your part and your interest will have the same rights and benefits as my interest.

Again, I look forward to the success of Openfilm.com and the relationship between us as owners.

Sincerely,

/s/ Mike Zoi
Mike Zoi

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this "Agreement") is made by Openfilm, LLC, a Florida limited liability company (the "Openfilm"), and James Caan (the "Consultant"), and is effective as of October 12, 2009 (the "Effective Date").

RECITALS

WHEREAS, Openfilm has developed and continues to operate a video serving website (www.openfilm.com, the "Website") for high-quality, independent film makers; and

WHEREAS, Mike Zoi, the Manager and principal investor/member of Openfilm, has committed to funding Openfilm, and guiding it to greater recognition and prominence through hiring appropriate consultants, employees and advisors, and by securing or guaranteeing capital to enable Openfilm's Website to offer prize money to winners of its online film festivals through the Term of this Agreement (defined below); and

WHEREAS, Consultant's name and likeness, by virtue of Consultant's reputation and acting achievement, has acquired a stature important to establishing his credibility in the entertainment sector and media; and

WHEREAS, Openfilm is desirous to enter into an agreement with Consultant to leverage his expertise and relationships, as well as to acquire a non-exclusive license for the Term to utilize Consultant's name in connection with the marketing and promotion of the Website and Consultant is willing to grant a non-exclusive license on the terms and conditions set forth below; and

WHEREAS, Consultant's commitment to this Agreement shall be, at all times, conditioned upon the obligations of Openfilm set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, it is agreed as follows:

Section 1.     Engagement of Services.

The recitals are incorporated herein as restated covenants. Openfilm has requested Consultant and Consultant has agreed to consult with Openfilm on a non-exclusive basis. Consultant shall use reasonable efforts to attend meetings as requested from time-to-time by Openfilm's CEO and to render advice on issues discussed at such meetings.

The manager of Openfilm, who is signing this Agreement on behalf of Openfilm, shall appoint Consultant as Chairman of Openfilm immediately upon execution of this Agreement and for as long as Consultant is consulting with Openfilm.

Consultant will serve as one of Openfilm's mentors to Openfilm's community of filmmakers while scouting the next generation of award winning independent films. Subject to Consultant's ability to attend without conflicting with his professional obligations, Consultant will participate with Openfilm in the following ways (collectively, the "Services"):

•	Strategize on the launch of a revamped Website, including media tour, appearances/presentations, etc. at times and on dates approved by Consultant.

•	Consultant will serve as the "face of Openfilm," granting use of his name and his approved likeness to the Company on the Website to promote the Company, in the media through media interviews and special appearances, including festivals, awards shows and at film schools, subject to Consultant's prior written approval in each instance (any such approval not to be unreasonably withheld or delayed).

•	Assemble a Board of Advisors (each member, an "Advisor") to serve as mentors to Openfilm's filmmaking community by judging contests, answering filmmakers' questions online and interacting online with audiences at specific times, several times a year. Consultant will be the leader for the Board of Advisors. Openfilm shall grant 2,000,000 Openfilm membership units (the "Advisor Units") for the recruitment of the Advisors at the direction of Consultant in amounts designated by Consultant amongst the various initial Advisors. The Advisor Units shall be registrable at the request of the owner of the Units, if and when Openfilm registers other units with the SEC (piggy back registration rights), and the Units will be subject to tag along rights and be treated the same as Consultant's Units with respect to any sale of Openfilm or public registration of Openfilm. During Board of Advisors gatherings, Consultant and the Advisors will socialize and discuss Openfilm, as well as the direction of filmmaking in general. Openfilm will ensure that the Advisor Units are issued and registered, as necessary, to comply with applicable corporate securities and tax laws; provided, however, that Consultant and the Advisors will be advised that initially the Advisor Units will not be registered for resale or distribution, until such time as Openfilm files, in its sole discretion, its initial registration with the U.S. Securities and Exchange Commission. Openfilm is planning to develop its programs, inventory and assets to attract investment interest, either as a public offering or a private placement, and will work with Consultant and other advisors to try to accomplish this objective.

•	Openfilm may also screen films for Consultant and the Advisors, including the best and/or most popular films on Openfilm as voted on by the Website's community members, and Consultant and Advisors will discuss the films in a round-table type setting. These meetings may be filmed by Openfilm and shown on the Openfilm Website.

•	Consultant will brainstorm creative ideas, including contests, promotions and tie-ins to industry events and major film festivals that advance the awareness of Openfilm. Consultant may choose to appear in one or more video blogs on Openfilm. Openfilm will provide marketing consultants or employees to assist Consultant with any writing requests from the media or bloggers responding to Openfilm notices, contests or promotions. Consultant will endeavor in good faith to make media appearances related to Openfilm activities.

•	Assist with the recruitment of film schools and film festivals to join Openfilm and to endeavor to grow the number of films and filmmakers who participate on the Website.

•	Consultant may participate as his professional schedule permits, in the Website, including without limitation contests, blogs, video blogs, commentary, Internet film festivals, etc.

•	Consultant will be the Chairman of the Board of Directors of Openfilm during the Term of this Agreement.

•	During the Term, Openfilm shall provide experienced marketing and technical support to maintain a top Website.

Section 2.    Grant of Right to Use Likeness.

During the Term of this Agreement, and provided Openfilm is in material compliance with this Agreement, Consultant grants to Openfilm the right to use his name, nickname, initials, autograph, facsimile signature, photograph, likeness, and/or endorsement (each a "Likeness") in promotion of Openfilm, the Website, and Openfilm's events (the "License") specifically as Consultant approves, which approval shall not be unreasonably withheld. Consultant shall approve all images of Consultant for Openfilm's use and shall have the right to approve all press releases, biographies or other personal information used by Openfilm which approval shall not be unreasonably withheld. Subject in each instance to Consultant's approval, such grant will terminate upon the termination of Consultant's services for Openfilm, upon the termination of this Agreement, upon an uncured material breach by Openfilm of this Agreement or any other agreement with or for the benefit of Consultant, or if there is any negative publicity associated with any principals involved with the Website, or with any film competition hosted by the Website, in Consultant's sole and absolute discretion. Any publication of Consultant's name, likeness, etc. by Openfilm without his specific consent as provided herein shall be a material violation of this Agreement. Openfilm shall submit all requests for approval of use of a Likeness to Consultant with sufficient specificity for Consultant to understand the requested use. Consultant shall use his best efforts to respond to such requests within 72 hours; provided, however, that Openfilm acknowledges that Consultant's schedule may make this difficult and endeavors to work with Consultant as necessary to coordinate such requests.

Section 3.   Term and Termination.

The Term of this Agreement shall be two years commencing on the Effective Date (the "Initial Term"). Either Party may terminate this Agreement with or without cause by providing the other Party thirty (30) days prior, written notice. If either party terminates this Agreement, the Initial Retainer (as defined in Section 4 herein) will be treated as follows: (i) if termination occurs by Openfilm without Cause, Consultant shall be entitled to retain the Initial Retainer and the retained interest shall have the same rights and benefits as if Consultant continued to be working with Openfilm; (ii) if termination occurs by Consultant without Good Reason, Consultant shall forfeit a portion of the Initial Retainer, proportionate with the number of months of the Term remaining subtracted from twenty-four 24 months. For example, if Consultant terminates the consultancy after 16 months, he will forfeit (24-16=8) divided by (24), or one-third of the Initial Retainer. For purposes of this Section 3, "Good Reason" shall mean the failure of Openfilm members to fund or staff adequately the operations of Openfilm or Openfilm's or its members' involvement in activities that could reasonably be deemed to cause material damage to Consultant's reputation or career, or material breach by Openfilm of any condition or covenant of this Agreement. For purposes of this Section 3, "Cause" shall mean Consultant's material failure to provide the Services set forth in Section 1 above or Consultant's involvement in activities that could reasonably be deemed to cause material damage to Openfilm's business reputation or Consultant's involvement in the business and/or operations of a direct, online competitor of Openfilm.

Section 4.   Compensation.

In consideration of the Services and the grant of the License, Openfilm will pay Consultant a one-time retainer in the form of membership units of Openfilm as specified on Schedule I to this Agreement (the "Initial Retainer") for the Initial Term and additional consideration, either in the form of additional membership units or cash or a combination of the two as set forth on Schedule I hereto per year for each Subsequent Term ("Subsequent Retainer"). In addition, Openfilm will pay, in advance, for Consultant's reasonable travel expenses incurred, including first class travel arrangements when Consultant travels for Openfilm. Openfilm will reimburse Consultant, in addition, for all reasonable expenses he incurs in rendering the Services. The Initial Retainer shall be delivered to Consultant concurrently with the execution and delivery of this Agreement. All approved costs of Consultant shall be paid by Openfilm directly, or reimbursed to Consultant, if time does not permit advances by Openfilm.

Openfilm shall hire upon the effective date of this Agreement, an assistant, selected by and who is to work primarily for Consultant (the "Assistant"). Openfilm will pay the Assistant a gross salary of $1,000 per week on its normal payroll schedule. Openfilm shall include the Assistant on its workers' compensation insurance and shall indemnify and hold Consultant harmless from liability, obligations, costs and expenses related to the Assistant's employment unless due solely to his misconduct.

Section 5.   Confidentiality.

5.1         Confidential Information. As used in this Agreement, "Confidential Information" means ail nonpublic information disclosed by or relating to Openfilm or Consultant that is designated as confidential or that, given the nature of the information or the circumstances surrounding its disclosure, reasonably should be considered as confidential. Confidential Information includes, without limitation, (i) all nonpublic information relating to Openfilm's technology, customers, business plans, finances and other business affairs, (ii) all third-party information that Openfilm specifically identifies to Consultant as being confidential, and (iii) with respect to Consultant, all information about his private life, family, financial and professional details not publicly available. Confidential Information may be contained in tangible materials, such as drawings, data, specifications, reports and computer programs.

5.2         Exclusions. "Confidential Information" does not include any information that (i) is or becomes publicly available without breach of this Agreement, (ii) can be shown by documentation to have been known to Consultant at the time of its receipt from Openfilm or Consultant, respectively, (iii) is received from a third party who did not acquire or disclose such information by a wrongful or tortious act, or (iv) can be shown by documentation to have been independently developed by Consultant without reference to any Confidential Information.

5.3         Use of Confidential Information.

(a)          Consultant may use Confidential Information only pursuant to his relationship with Openfilm. Openfilm cannot use confidential information about Consultant at all. Except as expressly provided in this Agreement, Consultant will not disclose Confidential Information to anyone without Openfilm's prior written consent. Consultant will take all reasonable measures to avoid disclosure, dissemination or unauthorized use of Confidential Information, including, at a minimum, those measures it takes to protect his own confidential information of a similar nature.

(b)          Openfilm may use Confidential Information only in pursuance of its relationship with Consultant. Except as expressly provided in this Agreement, Openfilm will not disclose Confidential Information to anyone without Consultant's prior written consent. Openfilm will take all reasonable measures to avoid disclosure, dissemination or unauthorized use of Confidential Information, including, at a minimum, those measures it takes to protect its own confidential information of a similar nature. Openfilm will segregate Confidential Information from the confidential materials of third parties to prevent commingling.

Section 6.    Non-Competition.

While Openfilm understands that Consultant is involved in many different aspects of the filmmaking and entertainment industry and that his services for Openfilm are not exclusive, Consultant agrees to advise Openfilm of any role he undertakes during the Term with a private online video/film delivery portal that competes with Openfilm in any fashion, except as may be required by Consultant in connection with a film or television project. In Openfilm's discretion, Openfilm may terminate Consultant's participation in the Advisory Board if it deems that Consultant's participation creates an unacceptable conflict of interest.

Section 7.    Intellectual Property.

During the Term of this Agreement, all discoveries and works, including without limitation, ideas, recommendations, additions, suggestions, rewrites, or other contributions, made or conceived for Openfilm by Consultant as part of his Services shall be the sole and exclusive property of Openfilm or shall be deemed work made for hire and all right, title and interest in such Work shall inure to the benefit of Openfilm. Consultant shall assist Openfilm in obtaining or maintaining for itself at Openfilm's expense United States and foreign copyrights protection or other protection of any and all such Works, and promptly execute, whether during the Term of this Agreement or thereafter, all applications or other endorsements necessary or appropriate to maintain patents and other rights for Openfilm and to protect its title thereto.

Section 8.    Indemnification and Insurance.

If Consultant is made a party or threatened to be made a party to any action, suit or proceeding (an "Action"), by reason of the fact that Consultant is involved with Openfilm, Consultant shall be defended, indemnified and held harmless by Openfilm to the fullest extent permitted by law, as the same exists or may hereafter be amended, against all liability, damages, losses, judgments, liabilities, fines, settlements, and costs, attorneys' fees and any expenses of defending himself with counsel of his choice or establishing a right to indemnification under this Agreement ("Expenses") incurred by Consultant in connection therewith, and such indemnification shall continue after Consultant has ceased to be Consultant to Openfilm, and shall inure to the benefit of his heirs, executors and administrators; provided, however, that Consultant shall not be so indemnified for any Action which is finally adjudicated to have arisen out of his willful misconduct, bad faith, gross negligence or reckless disregard of duty. Consultant's services and obligations under this Agreement are subject to and conditioned upon Openfilm procuring and maintaining throughout the Term of this Agreement, at Openfilm's expense, endorser's and directors' and officers' insurance coverage for Consultant in an amount no less than Ten Million Dollars ($10,000,000.00).

Section 9.    Independent Contractor.

Consultant is an independent contractor in the performance of the Services. This Agreement shall not be interpreted as creating an association, joint venture, or partnership relationship between the parties or as imposing any employment, or partnership obligation, or liability on any party. Consultant shall not be entitled to, and shall not attempt to, create or assume any obligation, express or implied, on behalf of Openfilm. Openfilm shall have no obligation to withhold or pay income tax, workers' compensation, pension, deferred compensation, welfare, insurance, and other employee taxes on behalf of Consultant.

Section 10. General Provisions.

10.1      Governing Law. The laws of the State of California, without regards to choice of law provisions, shall govern this Agreement.

10.2      Entire Agreement. This Agreement sets forth the entire understanding and agreement of the parties as to the subject matter of this Agreement. It may be changed only by written amendment signed by the parties.

10.3      Prevailing Party. In the event either of the parties to this Agreement commences any action or proceeding arising out of, or relating in any way to, this Agreement, the prevailing party shall be entitled to recover, in addition to any other relief awarded to such party, his, her or its costs, expenses and reasonable attorneys' fees.

10.4      Assignability. Neither party may assign this Agreement or the rights and obligations thereunder to any third party without the prior express written approval of the other party which shall not be unreasonably withheld.

10.5      Agreement Binding On Successors. The provisions of the Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, their heirs, administrators, successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Consulting Agreement effective as of the day and year first above written.

OPENFILM, LLC		CONSULTANT

By:	/s/ Mike Zoi	/s/ James Caan
Name: Mike Zoi		Name: James Caan
Title: Managing Member

Schedule I

Initial Retainer

The initial retainer for Services, to be issued to Consultant upon and as a condition to the effectiveness of this Agreement, shall be all right, title and interest to membership units of Openfilm, LLC constituting five (5%) percent of all classes of membership interests in Openfilm. Consultant's interest in Openfilm will not be subject to dilution; provided, however, third party investments in Openfilm and other forms of financings by individuals unrelated, unaffiliated and independent of any past or current members of Openfilm, without limitation a public offering may dilute Consultant's Units at the same rate as other parties. The Units shall be granted upon execution of this Agreement and shall be free and clear of any encumbrance or lien except those contained in Openfilm's Operating Agreement. Consultant's Units shall include tag along rights and all other rights conferred upon the membership units held as of the date of this Agreement or thereafter by Mr. Zoi except as to any preference upon liquidation.

Subsequent Retainer

The Subsequent retainer will be negotiated between the parties prior to the end of the Initial Term; provided, however, that it is understood that Consultant's ongoing ownership interest will be the major consideration for his ongoing participation with Openfilm beyond the Initial Term.